Exhibit 99.5  Press Release
                            For further information contact:
                            David M. Bradley
                            Chairman, President and Chief Executive Officer North Central Bancshares, Inc.
                            825 Central Avenue
                            Fort Dodge, Iowa 50501
                            515-576-7531

                NORTH CENTRAL BANCSHARES, INC. ANNOUNCES RECORD
                          FIRST QUARTER 1998 EARNINGS
(Nasdaq: FFFD)

Fort Dodge, Iowa -- North Central Bancshares, Inc., (the "Company") the holding company for First Federal Savings Bank of Iowa (formerly known as First Federal Savings Bank of Fort Dodge) (the "Bank"), announced today the Company's results of operations for the first quarter. For the quarter ended March 31, 1998, the Company reported net income of $1,105,000, or diluted earnings per share of $0.34, which represents an increase of over 24% from the first quarter of 1997, when the company reported net income of $889,000 or diluted earnings per share of $0.27.

As of the close of business on January 30, 1998, the Bank completed the acquisition of Valley Financial Corp. pursuant to an Agreement and Plan of Merger, dated as of September 18, 1997. The acquisition resulted in the merger of Valley Financial's wholly owned subsidiary, Valley Savings Bank, FSB with and into the Bank, with the Bank as the resulting financial institution. Valley Savings, headquartered in Burlington, Iowa, was a federally-charted stock savings bank with three branch offices located in southeastern Iowa, with assets of approximately $110 million. The former offices of Valley Savings are being operated as a division of the Bank.

The acquisition was accounted for as a purchase transaction and therefore, the operating results of the former offices of Valley Savings Bank are included in the 1998 operating results of the Company only from the date of acquisition through March 31, 1998. The operating results for the period ended March 31, 1997 and the Company's balance sheet as of December 31, 1997 have not been restated to include any Valley Savings Bank assets, liabilities or operations. Therefore, the comparison between periods is significantly impacted by this acquisition. Total assets at March 31, 1998 totalled $332.8 million as compared to $222.0 million at December 31, 1997.

Stockholders of record on March 16, 1998, received a quarter cash dividend of $0.08 per share, a 28% increase from the cash dividend of $0.0625 per share paid during the previous quarter.

Nonperforming assets were 0.26% of total assets as of March 31, 1998 compared to 0.10% of total assets as of December 31, 1997. This increase is due primarily to the acquisition of Valley Financial Corp. The allowance for loan losses was $2.6 million or 1.01% of total loans at March 31, 1997, compared to $2.2 million or 1.10% of total loans at December 31, 1997.

                                  ...MORE...

The net interest spread for the quarter ended March 31, 1998 of 2.86% was only slightly changed from 2.87% for the quarter ended March 31, 1997, however, the net interest margin for the quarter ended March 31, 1998 was reduced to 3.68% compared to 4.15% for the corresponding quarter in 1997, primarily due to a shift in the ratio of interest earning assets to interest bearing liabilities caused by the acquisition of Valley Financial Corp. Net interest income for the quarter ended March 31, 1998 was $2.6 million, an increase of 26.4% from $2.1 million for the corresponding quarter last year.

The Company's provision for loan losses was $60,000 for the quarters ended March 31, 1998 and 1997. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Company's portfolio, and other factors related to the collectibility of the Company's loan portfolio.

Stockholders' equity was $51.3 million at March 31, 1998, compared to $50.4 million at December 31, 1997. Book value, or stockholders' equity, per share at March 31, 1998 was $15.72 and was $15.43 at December 31, 1997. The ratio of stockholders' equity to total assets was 15.4% at March 31, 1998, as compared to 22.7% for the corresponding date in 1997. This decrease was primarily due to the acquisition of Valley Financial Corp.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 7 full service locations in Fort Dodge, Nevada, Ames, Burlington and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

For more information contact:  David M. Bradley, President, 515-576-7531

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition


(Dollars in Thousands, except per share and share data)          March 31, 1998     December 31, 1997
                                                                 --------------     -----------------
Assets
  Cash and cash equivalents                                        $   12,588          $    3,445
  Securities available for sale                                        51,643              19,816
  Mortgage backed securities
  Loans (net of allowance of loan loss of $2.6                          4,911                  --
   million and $2.2 million, respectively)                            247,661             191,249
  Goodwill                                                              6,652                  --
  Other assets                                                          9,357               7,444
                                                                   ----------          ----------
     Total Assets                                                  $  332,812          $  221,954
                                                                   ==========          ==========
Liabilities
  Deposits                                                         $  244,733          $  141,124
  Other borrowed funds                                                 33,592              28,550
  Other liabilities                                                     3,153               1,863
                                                                   ----------          ----------
   Total Liabilities                                                  281,478             171,537

Stockholders' Equity                                               $   51,334          $   50,417
                                                                   ----------          ----------

   Total Liabilities and Stockholders' Equity                      $  332,812          $  221,954
                                                                   ==========          ==========

Stockholders' equity to total assets                                    15.42%              22.72%
                                                                   ==========          ==========
Book value per share                                                   $15.72              $15.43
                                                                   ==========          ==========
Total shares outstanding                                            3,266,483           3,266,483
                                                                   ==========          ==========

Condensed Consolidated Statements of Income

(Dollars in Thousands, except per share data)

                                                                 For the Three Months
                                                                 Ended March 31, 1998
                                                                   1998        1997
                                                                  ------      ------
Interest income                                                   $5,465      $3,905
Interest expense                                                   2,873       1,854
                                                                  ------      ------
   Net interest income                                             2,592       2,051
Provision for loan loss                                               60          60
                                                                  ------      ------
   Net interest income after provision for loan loss               2,532       1,991
Noninterest income                                                   760         484
Gain on the sale of securities available for sale                     55          --
Noninterest expense                                                1,634       1,110
                                                                  ------      ------
   Income before income taxes                                      1,713       1,365
Income taxes                                                         608         476
                                                                  ------      ------
   Net income                                                     $1,105      $  889
                                                                  ======      ======
Basic earnings per share                                          $ 0.35      $ 0.27
                                                                  ======      ======
Diluted earnings per share                                        $ 0.34      $ 0.27
                                                                  ======      ======


Selected Financial Ratios

                                                                         For the Three Months
                                                                            Ended March 31,
                                                                         1998            1997
                                                                        ------          ------
Performance ratios:
   Net interest spread                                                   2.86%           2.87%
   Net interest margin                                                   3.68%           4.15%
   Return on average assets                                              1.49%           1.74%
   Return on average equity                                              8.67%           7.15%
   Efficiency ratio (noninterest expense divided by the
     sum of net interest income before provision for
     loan losses plus noninterest income)                               47.96%          43.79%

                                                       March 31, 1998   December 31, 1997   March 31, 1997
                                                       --------------   -----------------   --------------
Asset Quality Ratios:
  Nonaccrual loans to total net loans                        0.22%             0.08%            0.18%
  Nonperforming assets to total assets                       0.26%             0.10%            0.22%
  Allowance for loan losses as a percent
    of total loans receivable                                1.01%             1.10%            1.17%